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                                                                EXHIBIT 23(h)-33

                                December 31, 2001


Berger Institutional Products Trust
210 University Blvd., Suite 900
Denver, Colorado 80206

Ladies and Gentlemen:

                  As you know, Section 6 of our Investment Advisory Agreement, dated December 31, 2001 (the "Agreement"), provides for compensation to Berger LLC ("Berger") with respect to the series of the Trust known as the Berger IPT-Mid Cap Value Fund (the "Fund"). Berger hereby agrees to waive all or a portion of its fee under the Agreement and further to reimburse the Fund for expenses as follows:

                  In the event the normal operating expenses of the Fund, including amounts payable to Berger pursuant to Section 6 of the Agreement, for any fiscal year ending on a date on which the Agreement is in effect, exceed 1.20% of the Fund's average daily net assets, Berger shall reduce its advisory fee due from the Fund by the amount of such excess; provided, however, there shall be excluded from such expenses the amount of any interest, taxes, brokerage commissions and extraordinary expenses (including but not limited to legal claims and liabilities and litigation costs and any indemnification related thereto) paid or payable by the Fund. Whenever the expenses of the Fund exceed a pro rata portion of the applicable annual expense limitation, the estimated amount of the reimbursement under such limitation shall be applicable as an offset against the monthly payment of the fee due to Berger.

                  If after Berger has waived its entire advisory fee as provided, the Fund's normal operating expenses still exceed the limit specified above, Berger shall reimburse the Fund to the extent of such excess expenses.

                  This waiver shall take effect as of the date first written above and shall continue in effect for an initial term ending December 31, 2002, and shall continue thereafter for one year terms unless terminated as described below. This waiver may be terminated: (i) by the Trust at any time


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upon written notice to Berger; or (ii) by Berger upon written notice to the Fund
30 days prior to the end of any term. In addition, this waiver shall terminate automatically upon the termination of the Agreement.

                  This waiver is applicable only to that series of the Trust known as Berger IPT - Mid Cap Value Fund and shall not be applicable to any other series of the Trust, whether now existing or hereafter created.

                  If you are in agreement with the terms set forth herein, please sign and date below, as further acknowledgement that this constitutes an enforceable contract between us.

                                               Very truly yours,

                                               BERGER LLC


                                               By:
                                                  -------------------------
                                                  Jack R. Thompson
                                                  President


Agreed to and accepted as of the 31st day of December, 2001:

BERGER INSTITUTIONAL PRODUCTS TRUST,
On behalf of its series BERGER IPT-MID CAP VALUE FUND

By:
    -------------------------
    Jack R. Thompson
    President